SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

________________

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Diversinet Corp.

(Name of Issuer)

Common Shares

No Par Value

(Title of Class of Securities)

25536K303

(CUSIP Number)

October 26, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ]

Rule 13d-1(b)

[X]

Rule 13d-1(c)

[   ]

Rule 13d-1(d)

__________________________

*The remainder of this cover page shall be filled out for a reporting person’s initial filing in this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934  (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13G

CUSIP No. 25536K303	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON/ I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only) Lakefront Partners, LLC 39-1943555
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [X] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Wisconsin
Number of Shares Beneficially Owned by Each Reporting Person With	5	SOLE VOTING POWER 1,498,750(1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 1,498,750(1)
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,498,750
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES N/A
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 12.2%
12	TYPE OF REPORTING PERSON OO

(1)Includes currently exercisable warrants for 18,750 shares.

13G

CUSIP No. 25536K303	Page 3 of 6 Pages

1	NAME OF REPORTING PERSON/ I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only) James B. Wigdale, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [X] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION USA
Number of Shares Beneficially Owned by Each Reporting Person With	5	SOLE VOTING POWER 1,100,000(1)
	6	SHARED VOTING POWER 1,498,750(2)
	7	SOLE DISPOSITIVE POWER 1,100,000(1)
	8	SHARED DISPOSITIVE POWER 1,498,750(2)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,598,750
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES N/A
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 19.5%
12	TYPE OF REPORTING PERSON IN

(1)

Represents currently exercisable warrants and warrants for 350,000 shares exercisable on January 15, 2005, subject to acceleration in certain cases.

(2)

Voting and dispositive power is shared with Lakefront Capital Management, LLC (“LCM”), the manager to Lakefront Partners, LLC.  The reporting person is the sole member of LCM.  Includes currently exercisable warrants for 18,750 shares.

13G

CUSIP No. 25536K303	Page 4 of 6 Pages

Item 1(a).

Name of Issuer

Diversinet Corp.

Item 1(b).

Address of Issuer’s Principal Executive Offices

2225 Sheppard Avenue East

Suite 1801

Toronto, Ontario  M2J 5C2

Canada

Item 2(a).

Name of Person Filing

Item 2(b).

Address of Principal Business Office

Item 2(c).

Citizenship

Lakefront Partners, LLC

(together with James B. Wigdale, Jr.,

the “Reporting Persons”)

205 E. Wisconsin Avenue

Suite 220

Milwaukee

Wisconsin 53202

(414) 347-1943

A Wisconsin limited liability company

James B. Wigdale, Jr.

205 E. Wisconsin Avenue

Suite 220

Milwaukee

Wisconsin 53202

(414) 347-1943

U.S. Citizen

Mr. Wigdale is the sole member of Lakefront Capital Management, LLC, the manager of Lakefront Partners, LLC.

13G

CUSIP No. 25536K303	Page 5 of 6 Pages

Item 2(d).

Title of Class of Securities

Common Shares, No Par Value

Item 2(e).

CUSIP Number

25536K303

Item 3.

If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

N/A

Item 4.

Ownership.

(a)

Amount beneficially owned:

See responses to Item 9 of the cover pages

(b)

Percent of Class:

See responses to Item 11 of the cover pages

 (c)

Number of shares as to which such persons have:

(i)

Sole power to vote or to direct the vote:

See responses to Item 5 of the cover pages.

(ii)

Shared power to vote or to direct the vote:

See responses to Item 6 of the cover pages.

(iii)

Sole power to dispose or to direct the disposition of:

See responses to Item 7 of the cover pages.

(iv)

Shared power to dispose or to direct the disposition of:

See responses to Item 8 of the cover pages.

Item 5.

Ownership of Five Percent or Less of a Class.

N/A

13G

CUSIP No. 25536K303	Page 6 of 6 Pages

Item 6.

Ownership of More than Five Percent on Behalf of Another Person.

Members of Lakefront Partners, LLC have the right to receive dividends from, or proceeds from the sale of, the Shares.  The members of Lakefront Partners, LLC are Mr. Wigdale and/or members of his immediate family or entities owned by such persons.

Item 7.

Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

N/A

Item 8.

Identification and Classification of Members of the Group.

See Item 2 of this Schedule.

Item 9.

Notice of Dissolution of Group.

N/A

Item 10.

Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 2, 2004

Lakefront Partners, LLC

By: /s/ James B. Wigdale, Jr.

James B. Wigdale, Jr.*

President

Dated: November 2, 2004

/s/ James B. Wigdale, Jr.

James B. Wigdale, Jr.*

*Pursuant to previously filed Joint Filing Agreement.

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